September 29, 2006
VIA EDGAR AND COURIER
U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
ATTN: Mr. Matt Franker

Re:	Vitro, S.A. de C.V. Request for Acceleration of Effectiveness of Registration Statement on Form F-3 File No. 333-137544
Dear Mr. Franker:
          In accordance with Rule 461 under the Securities Act of 1933, as amended, Vitro, S.A. de C.V. (the “Company”) hereby respectfully requests the acceleration of the effective date of the above-referenced Registration Statement to 10:00 A.M. Eastern Time on September 29, 2006, or as soon thereafter as practicable.
          In connection with this request, the Company acknowledges that:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Howard Kelberg of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5530 once the above-referenced Registration Statement has been declared effective. Thank you for your assistance with this filing.

VITRO, S.A. DE C.V.

By:	/s/ Alejandro Sánchez Mújica

Name: Alejandro Sánchez Mújica
Title: Attorney in Fact